February 12, 2010

By U.S. Mail and Facsimile to (858) 875-2025

Mr. James H. Burgess
Chief Financial Officer
1st Pacific Bancorp
9333 Genesee, Suite 300
San Diego, California 92121

Re: **1st Pacific Bancorp**
Item 4.02 Form 8-K Filed January 27, 2010
File No. 001-33890

Dear Mr. Burgess:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief